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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

            REPORT ON FORM 6-K DATED FOR THE MONTH OF FEBRUARY, 2006

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                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Shamir Optical Industry Ltd
                                        (Registrant)

Date:  February 22, 2006
                                        By:     /s/ Mira Watterman
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                                                Mira Watterman
                                                Executive Assistant to the CEO

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[Shamir LOGO]

Shamir Optical Industry Ltd
Kibbutz Shamir, Upper                     Tel: 972-4-6947810  Fax: 972-4-6951302
Galilee, 12135 Israel                     http://www.shamir.co.il
E-Mail: shamir_opt@shamir.co.il


FOR IMMEDIATE RELEASE
Investor Relations Contacts:
Roni Gavrielov                            Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations              KCSA Worldwide
+972-3-516-7620                           212-896-1249/212-896-1236
roni@km-ir.co.il                          jgoldberger@kcsa.com / mcsaby@kcsa.com


         Shamir Optical Industry Ltd to Host Conference Call Announcing
                Fourth Quarter and Year-end 2005 Earnings Results


KIBBUTZ SHAMIR, ISRAEL, FEBRUARY 22, 2006 - Shamir Optical Industry Ltd (NASDAQ:
SHMR) expects to issue its fourth quarter and year-end 2005 earnings results on Tuesday, February 28, 2006. The Company has scheduled a conference call to discuss the results at 9:00 A.M. EST on Wednesday, March 1, 2006.

The conference call will be broadcast live as a listen-only webcast. To listen live, please go to www.kcsa.com approximately ten minutes before the conference call is scheduled to begin. You will need to register, and may need to download and install the required audio software. The webcast will be archived for 30 days following the call.

ABOUT SHAMIR

Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), and Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.